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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)*


                Exchange National Bancshares, Inc.
                         (Name of Issuer)

                  Common Stock - $1.00 par value
                  (Title of Class of Securities)

                           301309 10 0
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  301 309 10 0           13G           Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Exchange National Bank of Jefferson City
          #43-1626351

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not applicable                     (a) ______

                                             (b) ______

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of the United States

               5    SOLE VOTING POWER

NUMBER OF                     94,435
SHARES         6    SHARED VOTING POWER
BENEFICIALLY                  10,830
OWNED BY EACH  7    SOLE DISPOSITIVE POWER
REPORTING                     195,198
PERSON WITH    8    SHARED DISPOSITIVE POWER
                              22,965
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          218,163
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          17.9%
12   TYPE OF REPORTING PERSON*

          BK

               *SEE INSTRUCTION BEFORE FILLING OUT!

                                                Page 3 of 5 Pages


ITEM 1:
         (a)  Name of Issuer:  Exchange National Bancshares, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              132 East High Street
              Jefferson City, Missouri  65101

ITEM 2:
         (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City
              (the "Bank").

          b)  Address of Principal Business Office or, if none,
              Residence:
              The business address for the Bank is
              132 East High Street, Jefferson City, Missouri
              65101.

         (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

         (d) Title of Class of Securities: Common stock, par value $1.00 per share.

         (e)  CUSIP No.:   301309 10 0

ITEM 3:
         If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

         (a) (X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act

ITEM 4:  Ownership (as of December 31, 1999)

         (a)  Amount beneficially owned:  218,163 shares.

         (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 17.9% of the 1,219,025 shares outstanding on December 31, 1999.

         (c)  Number of shares of which such person has:

              (i)  sole power to vote or to direct the vote:
                   94,435 shares.

              (ii) shared power to vote or to direct the vote:
                   10,830 shares.

              (iii)sole power to dispose or to direct the
                   disposition of:  195,198 shares.

              (iv) shared power to dispose or to direct the
                   disposition of:  22,965 shares.

                                                Page 4 of 5 Pages


ITEM 5:  Ownership of Five Percent or Less of a Class.

         Not applicable.

ITEM 6:  Ownership of More than Five Percent on Behalf of Another
         Person.

         Of the shares reported in this Schedule 13G, 109,112 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of that trust's participants, as to which shares the Bank has sole investment power but no voting power. The remaining 109,051 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 94,435 shares, shared voting power as to 10,830 shares, sole investment power as to 86,086 shares, and shared investment power as to 22,965 shares.

ITEM 7:  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.

         Not applicable.

ITEM 8:  Identification and Classification of Members of the
         Group.

         Not applicable.

ITEM 9:  Notice of Dissolution of Group.

         Not applicable.

ITEM 10: Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                Page 5 of 5 Pages


                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000



                             EXCHANGE NATIONAL BANK OF
                                  JEFFERSON CITY

                             By:  The Exchange National Bank of
                                       Jefferson City


                                  By:  /s/ David T. Turner
                                       David T. Turner,
                                       President